FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Profit before tax and balance sheet data - Rest of Asia-Pacific

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m

Profit before tax

Net interest income ...............	1,718	1,374	1,907	81	223	136	5,439

Net fee income/(expense) ......	728	555	722	70	(16)	−	2,059

Trading income/(expense) excluding net interest income	99	195	704	41	(722)	−	317
Net interest income/(expense) on trading activities ............	(19)	(6)	301	−	(1)	(136)	139

Net trading income/(expense)44	80	189	1,005	41	(723)	(136)	456

Changes in fair value of long- term debt issued and related derivatives ..........................	−	−	−	−	(1)	−	(1)
Net income/(expense) from other financial instruments designated at fair value .......	59	−	−	−	(2)	−	57

Net income/(expense) from financial instruments designated at fair value .......	59	−	−	−	(3)	−	56
Gains less losses from financial investments .........	(1)	−	16	4	1,203	−	1,222
Dividend income ....................	−	−	−	−	2	−	2
Net earned insurance premiums	651	185	1	−	−	−	837
Other operating income .........	145	6	85	3	2,569	(175)	2,633

Total operating income ......	3,380	2,309	3,736	199	3,255	(175)	12,704

Net insurance claims50 ............	(584)	(142)	−	−	−	−	(726)

Net operating income4 ........	2,796	2,167	3,736	199	3,255	(175)	11,978

Loan impairment charges and other credit risk provisions .	(210)	(128)	(23)	−	−	−	(361)

Net operating income .........	2,586	2,039	3,713	199	3,255	(175)	11,617

Total operating expenses .......	(2,139)	(1,022)	(1,256)	(123)	(1,275)	175	(5,640)

Operating profit .................	447	1,017	2,457	76	1,980	−	5,977

Share of profit/(loss) in associates and joint ventures	230	1,331	247	−	(21)	−	1,787

Profit before tax ..................	677	2,348	2,704	76	1,959	−	7,764

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	3.0	10.4	12.0	0.3	8.7		34.4
Cost efficiency ratio ..............	76.5	47.2	33.6	61.8	39.2		47.1

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	46,808	48,757	48,023	3,976	233		147,797
Total assets ............................	54,640	62,755	203,252	4,974	22,483	(12,167)	335,937
Customer accounts .................	64,921	44,767	61,065	11,822	51		182,626

Profit before tax and balance sheet data - Rest of Asia-Pacific (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m

Profit before tax

Net interest income ...............	1,787	1,396	2,156	102	137	(187)	5,391

Net fee income/(expense) ......	854	499	666	71	(7)	-	2,083

Trading income/(expense) excluding net interest income	96	188	1,002	67	(592)	-	761
Net interest income/(expense) on trading activities ............	(6)	(3)	100	-	14	187	292

Net trading income/(expense)44	90	185	1,102	67	(578)	187	1,053

Changes in fair value of long- term debt issued and related derivatives ..........................	-	-	-	-	(4)	-	(4)
Net income/(expense) from other financial instruments designated at fair value .......	109	1	(3)	-	3	-	110

Net income/(expense) from financial instruments designated at fair value .......	109	1	(3)	-	(1)	-	106
Gains less losses from financial investments .........	(1)	2	(10)	-	25	-	16
Dividend income ....................	-	-	1	-	4	-	5
Net earned insurance premiums	569	243	-	-	-	-	812
Gain on disposal of Ping An ...	-	-	-	-	3,012	-	3,012
Other operating income .........	211	64	82	68	1,571	(172)	1,824

Total operating income .........	3,619	2,390	3,994	308	4,163	(172)	14,302

Net insurance claims50 ............	(523)	(195)	-	-	-	-	(718)

Net operating income4 ...........	3,096	2,195	3,994	308	4,163	(172)	13,584

Loan impairment charges and other credit risk provisions .	(234)	(154)	(48)	-	-	-	(436)

Net operating income ............	2,862	2,041	3,946	308	4,163	(172)	13,148

Total operating expenses .......	(2,238)	(993)	(1,279)	(149)	(1,319)	172	(5,806)

Operating profit .....................	624	1,048	2,667	159	2,844	-	7,342

Share of profit in associates and joint ventures ...............	893	1,554	658	-	1	-	3,106

Profit before tax ....................	1,517	2,602	3,325	159	2,845	-	10,448

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	7.3	12.6	16.1	0.8	13.8		50.6
Cost efficiency ratio ..............	72.3	45.2	32.0	48.4	31.7		42.7

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	46,027	43,968	44,721	3,238	165		138,119
Total assets ............................	55,509	59,123	201,774	12,142	24,534	(10,813)	342,269
Customer accounts .................	63,230	44,865	64,392	11,095	39		183,621

For footnotes, see page 132.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014